1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expected”, “plans”, “goal”, “attempt”, “consider”, “depends”, “estimate”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following: the Company’s plans to establish a joint venture with Earthlink Inc.; the Company’s expectations regarding the success and benefits of the joint venture and the synergy expected of the joint investment by the two companies; the Company’s expectations regarding the amount of capital investment required by the proposed joint venture, the timing of such capital investment and the Company’s expectations regarding the availability of funds to meet its financing commitments; and the Company’s expectations regarding the amount and timing of future revenues and the number of anticipated subscribers of the joint venture in future periods. Risks and uncertainties associated with our business and such forward-looking statements include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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SK TELECOM CO., LTD. ANNOUNCED PLAN TO SET UP JOINT VENTURE WITH EARTHLINK INC.

On January 27, SK Telecom Co., Ltd. (“SK Telecom”) and Earthlink, Inc. (“Earthlink”) agreed to establish a joint venture company in February, 2005, to launch cellular voice and data services across the U.S. under a partial mobile virtual network operator system, or partial MVNO.

To establish the joint venture, each company will invest USD 220 million over the next three years, starting 2005, in return for a 50% equity interest in the new company and start operating the company through a board of directors with a decision-making structure equally shared by the two companies.

The new company is expected to achieve synergy in the US market by combining SK Telecom’s expertise in mobile telecommunications services and data servicing technology and Earthlink’s strong customer base, marketing infrastructure and brand image.

The company is expected to achieve yearly sales revenue of USD 2.4 billion and have 3.3 million subscribers by 2009 in the U.S.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Sung Hae Cho
Name: Sung Hae Cho
Title: Vice President

Date: February 4, 2005

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